Contact

www.linkedin.com/in/unitedcoin (LinkedIn)

Top Skills

Strategic Planning
Finance
Tax

Languages

English (Native or Bilingual)
Spanish (Professional Working)

Derek Jones

Husband ❤# Father Founder Tedx Speaker NFT Curator Blessed to be the right man for the job Yes! We coin. Decentralizing the banking system. Legacy 40 under 40

Miami, Florida, United States

Summary

UnitedCoin is decentralizing the banking system. We unite currencies in a simple platform for instant, low cost, international transactions.

Who Invest With UnitedCoin:
- Family offices
- Banks
- Financial Institutions
- Venture Capitalists
- Angel Investors
- Blockchain Investors
- Investment & Capital Groups

UnitedCoin Offer:
1. Low cost transactions
2. Instant transactions
3. Spending cryptocurrencies
4. Trading Cryptocurrencies
5. Simple Transactions

Why UnitedCoin:
- Experienced Team
- NBA team traction
- NFL team traction
- Plug and Play accelerator company
- Successful Adviser Core
- Innovative Blockchain Applications
- Early Stage

Contact
djones@unitedcoin.org

Schedule A Time In Our Calendar:
https://calendly.com/yeswecoin

Experience

UnitedCoin
Founder
January 2017 - Present (6 years 4 months)
Las Vegas, Nevada

UnitedCoin is Blockchain for Everyone. Providing access and education to facilitate mass adoption of blockchain technology. Access: UnitedCoin connects legacy financial systems, and ATMs with cryptocurrencies and blockchain technology. Giving members all the services they expect from their bank, plus rewards. Education: UnitedCoin connects members with blockchain educators, industry pioneers, research and training. Empowering them to become fully integrated into the blockchain ecosystem. Enabling future development and collaboration.

UnitedCoin. Together.

1881 Holding, Inc.
Chief Financial Officer
November 2015 - Present (7 years 6 months)
Orlando, FL

Software and technology provider for blockchain companies.

My Tax Solutions, Inc
Chief Financial Officer
January 2000 - Present (23 years 4 months)
Headquarters Orlando,FL; Locations Nationwide

We do our best for you during and after tax season! We take the extra step to find the deductions you deserve so you can get the largest refund possible! Contact us for a free no obligation tax preparation and all your accounting and bookkeeping needs!

Email Marketing and More, Inc.
Chief Financial Officer
January 2010 - January 2012 (2 years 1 month)

Education

University of Nicosia

Digital Finance Student , Blockchain technology and Digital Finance · (2017 - 2018)

University of Miami - School of Business

Bachelor of Business Administration (BBA), Finance, General · (2003 - 2006)

United States Air Force Academy

Finance, General · (2001 - 2002)